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                            May 21, 2021

       Christopher Eng
       Executive Vice President and General Counsel
       Summit Hotel Properties, Inc.
       13215 Bee Cave Parkway, Suite B-300
       Austin, TX 78738

                                                        Re: Summit Hotel
Properties, Inc.
                                                            Form 10-K for the
fiscal year ended December 31, 2020
                                                            Filed February 26,
2021
                                                            File No. 001-35074

       Dear Mr. Eng:

               We have reviewed your May 4, 2021 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

              After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       April 28, 2021 letter.

       Form 10-K for the fiscal year ended December 31, 2020

       Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
       Non-GAAP Financial Measures, page 49

   1. We note your response to comment 1. As the provision for credit losses does not appear to be an impairment charge
we do not believe the FFO measure, as presented, meets the
                                                        NAREIT definition.
Please revise the caption of the measure or remove the adjustment to arrive at FFO. In
addition, the adjustment does not appear to be consistent with your definition of EBITDAre
and may be more consistent with your definition of Adjusted
                                                        EBITDAre. Please revise
or advise.
 Christopher Eng
Summit Hotel Properties, Inc.
May 21, 2021
Page 2

      You may contact Jeffrey Lewis, Staff Accountant, at (202) 551-6216 or Shannon
Menjivar, Accounting Branch Chief, at (202) 551-3856 with any questions.



FirstName LastNameChristopher Eng                       Sincerely,
Comapany NameSummit Hotel Properties, Inc.
                                                        Division of Corporation
Finance
May 21, 2021 Page 2                                     Office of Real Estate &
Construction
FirstName LastName